Exhibit 99.3

PRESS RELEASE

Affimed Reports Second Quarter 2020 Financial Results and

Operational Progress

•                 Continued progress in the AFM13 pTCL REDIRECT monotherapy study

•                 AFM24 is recruiting patients in cohort 2 of a Phase 1/2a clinical trial

•                 Genentech’s RO7297089 is actively recruiting patients into a first-in-human Phase I trial resulting in the achievement of a milestone payment under the terms of the collaboration

•                 Data on AFM24 and RO7297089 (formerly AFM26) were presented at the virtual AACR II conference in June

•                 Angus Smith joins the company as Chief Financial Officer

•                 Dr. Annalisa Jenkins and Harry Welten added to the Supervisory Board

•                 €92.6 million of cash, cash equivalents and current financial assets as of June 30, 2020, providing anticipated cash runway into the first half of 2022

•                 Conference call and webcast scheduled for August 11, 2020 at 8:30 am EDT (14:30 CET)

Heidelberg, Germany, August 11, 2020 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the second quarter 2020 and provided an update on clinical and corporate progress.

“Affimed’s first half performance demonstrates the strength of the new management team and our ability to stay focused on executing our business strategy despite the continuing challenge of the COVID-19 environment. Always with the patient in mind, we are committed to advancing our pipeline as well as continuing to deepen our research to unlock the full potential of the innate immune system to fight cancer,” said Dr. Adi Hoess, CEO of Affimed. “We have multiple Innate Cell Engager (ICE®) programs in clinical development, both partnered and wholly-owned, which are the basis for providing a cadence of a continuous data output in 2020 and 2021.”

Development Program Updates

AFM13 (CD30/CD16A)

•                 Affimed has now successfully activated 54 clinical study sites in 10 countries in the on-going Phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T-cell lymphoma (pTCL).  The study follows a two-stage Simon design with a preplanned interim analysis after 40 patients. At the current recruitment rate the company expects the readout of the interim analysis to happen in mid-2021.

•                 The investigator-sponsored Phase 1 study with the University of Texas, MD Anderson Cancer Center (MDACC), which investigates the combination of AFM13 with allogeneic NK cells in CD30+ Lymphomas, has completed the required validation work in order to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells. MDACC has recently posted this study as enrolling on its website and it is expected to recruit patients as soon as the COVID-19 conditions in Texas permit.

AFM24 (EGFR/CD16A)

•                 AFM24-101, a first-in-human Phase 1/2a clinical trial of AFM24, the EGFR/CD16A targeted innate cell engager for relapsed/ refractory patients with advanced EGFR-expressing solid tumors continues to recruit according to plan in cohort 2.

•                 AFM24-101 is an open-label, non-randomized, multi-center, multiple ascending dose escalation/expansion study to evaluate AFM24 as monotherapy in adult patients with advanced solid malignancies known to be EGFR-positive.

•                 No dose limiting toxicity was observed in dose cohort 1.

•                 A preclinical poster presentation was shown at the virtual AACR II conference in June on AFM24, demonstrating that it is differentiated from all other EGFR targeting entities: (i) it appears safe - no skin toxicity or other dose limiting toxicities (DLTs) in cynomolgus monkeys, (ii) it addresses a broad patient population – AFM24 targets EGFR independent of its mutational status, and (iii) in contrast to monoclonal antibodies, AFM24 strongly activates NK cells and macrophages.

Genentech Collaboration Update

•                 The Genentech-partnered, novel BCMA-targeted innate cell engager for the treatment of multiple myeloma has now entered a first-in-human Phase I, open-label, multicenter, global dose-escalation study designed to evaluate the safety, tolerability, and pharmacokinetics of RO7297089. The milestone was achieved in the third quarter and triggers a payment in an undisclosed amount to Affimed, which is expected to be recognized in the Company’s third quarter 2020 financial statements.

•                 At the June virtual AACR II conference, a preclinical poster presentation on RO7297089 showed potent cell killing in tumor cell lines employing NK cells as effector cells with minimal increase in cytokines.  A 4-week safety study in cynomolgus monkeys showed a favorable safety profile with no cytokine release or adverse findings at the 15 and 50 mg/kg tested dose levels. Furthermore, time- and dose-dependent reductions in serum IgG levels and plasma cell markers were observed suggesting selective killing of BCMA positive cells by engaging CD16a positive immune cells.

Preclinical Pipeline Update

•                 Progress continues on AFM28 and AFM32 towards late stage preclinical development.

Management Appointments

•                 Angus Smith joined the company as Chief Financial Officer on July 13. Mr. Smith brings broad biopharmaceutical experience to the company including financial strategy and planning, capital markets, business development and operations. Mr. Smith’s appointment completes the planned additions to the management team which now includes Dr. Andreas Harstrick, Chief Medical Officer and Dr. Arndt Schottelius, Chief Scientific Officer.

Additions to the Supervisory Board

•                 Dr. Annalisa Jenkins and Harry Welten were appointed to the Supervisory Board during the recent Annual General Meeting of Shareholders. Dr. Jenkins brings a wealth of expertise in advancing clinical programs through development and regulatory approval. Mr. Welten is an accomplished financial executive who is well suited to help drive value-creating strategies for the company. These additions to the Supervisory Board are expected to further strengthen the company’s industry know-how, experience and diversity.

Second Quarter 2020 Financial Highlights

(Figures for the second quarter ended June 30, 2020 and 2019 are unaudited.)

As of June 30, 2020, cash, cash equivalents and current financial assets totaled €92.6 million compared to €104.1 million on December 31, 2019. During the quarter, the company received net proceeds of approximately €20.8 million under its at-the-market (“ATM”) program.

Based on its current operating plan and assumptions, Affimed anticipates that its cash, cash equivalents and current financial assets will support operations into the first half of 2022.

Net cash used in operating activities for the quarter ended June 30, 2020 was €15.0 million compared to €5.6 million in the second quarter of 2019. The second quarter 2019 net cash used in operating activities included a milestone payment to the company from the Genentech collaboration.

Total revenue for the second quarter of 2020 was €2.9 million compared with €4.0 million in the second quarter of 2019. Revenue in 2020 and 2019 predominantly relate to the Genentech collaboration (2020: €2.7 million, 2019: €3.7 million). Revenue from the Genentech collaboration in the second quarter 2020 was comprised of revenue recognized for collaborative research services performed during the quarter.

R&D expenses for the second quarter of 2020 were €11.7 million compared to €11.5 million in the second quarter of 2019. Expenses in 2020 relate predominantly to our AFM13 and AFM24 clinical programs as well as to our early stage development and discovery activities.

G&A expenses for the second quarter of 2020 were €2.6 million compared to €2.3 million in the second quarter of 2019. The increase is primarily related to higher Sarbanes-Oxley compliance costs, as well as an increase in legal, consulting and audit costs.

Net loss for the second quarter of 2020 was €12.2 million or €0.16 per common share. For the second quarter of 2019, the company’s net loss was €10.3 million or €0.17 per common share.

Weighted number of common shares outstanding for the quarter ended June 30, 2020 were 79.2 million.

Affimed encourages shareholders to also review its 6-K filing for the quarter ended June 30, 2020, as filed with the United States Securities and Exchange Commission.

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, Tuesday, August 11, 2020 at 8:30 a.m. EDT to discuss second quarter 2020 financial results and recent corporate developments. The conference call will be available via phone and webcast.

To access the call, please dial +1 (646) 741-3167 for U.S. callers, or +44 (0) 2071 928338 for international callers, and reference passcode 8855368 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The company is developing single and combination therapies to treat hematologic and solid tumors. The company is currently enrolling patients into a registration-directed study of AFM13 for CD30-positive relapsed/refractory peripheral T cell lymphoma and into a Phase 1/2a dose escalation/expansion study of AFM24 for the treatment of advanced EGFR-expressing solid tumors. For more information, please visit www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM24, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor & Media Contact:

Alex Fudukidis

Head of Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: (917) 436-8102

Affimed N.V.

Unaudited consolidated statements of comprehensive income / (loss) (in € thousand)

	For the three months ended June 30		For the six months ended June 30
	2020	2019	2020	2019

Revenue	2,934	4,008	8,069	15,361

Other income – net	85	197	28	283
Research and development expenses	(11,697)	(11,545)	(23,146)	(19,532)
General and administrative expenses	(2,606)	(2,342)	(6,131)	(4,776)

Operating income / (loss)	(11,284)	(9,682)	(21,180)	(8,664)

Finance income / (costs) – net	(954)	(654)	653	180

Income / (loss) before tax	(12,238)	(10,336)	(20,527)	(8,484)

Income taxes	0	(4)	0	(4)

Income / (loss) for the period	(12,238)	(10,340)	(20,527)	(8,488)

Other comprehensive income / (loss) Items that will not be reclassified to profit or loss Equity investments at fair value OCI – net change in fair value	(71)	(49)	10	24

Other comprehensive income / (loss)	(71)	(49)	10	24

Total comprehensive income / (loss)	(12,309)	(10,389)	(20,517)	(8,464)

Earnings / (loss) per share in € per share	(0.16)	(0.17)	(0.26)	(0.14)

(undiluted = diluted)
Weighted number of common shares outstanding	79,189,686	62,439,363	77,719,793	62,434,734

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Non-current assets
Intangible assets	103	137
Leasehold improvements and equipment	2,237	2,291
Long term financial assets	3,203	3,193
Right-of-use assets	536	824
	6,079	6,445
Current assets
Cash and cash equivalents	84,584	95,234
Financial assets	8,037	8,902
Trade and other receivables	2,027	1,482
Inventories	421	296
	95,069	105,914

TOTAL ASSETS	101,148	112,359

EQUITY AND LIABILITIES
Equity
Issued capital	845	762
Capital reserves	292,720	270,451
Fair value reserves	1,972	1,962
Accumulated deficit	(255,035)	(234,508)
Total equity	40,502	38,667

Non-current liabilities
Borrowings	231	278
Contract liabilities	27,829	37,961
Lease liabilities	95	272
Total non-current liabilities	28,155	38,511

Current liabilities
Trade and other payables	6,606	10,674
Provisions	484	517
Borrowings	1,039	2,105
Lease liabilities	451	532
Contract liabilities	23,911	21,353
Total current liabilities	32,491	35,181

TOTAL EQUITY AND LIABILITIES	101,148	112,359

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

	For the six months ended June 30,
	2020	2019
Cash flow from operating activities
Income / (loss) for the period	(20,527)	(8,488)
Adjustments for the period:
- Income taxes	0	4
- Depreciation and amortisation	551	423
- Net gain from disposal of leasehold improvements and equipment	0	(9)
- Share based payments	1,410	1,167
- Finance income / costs – net	(653)	(180)
	(19,219)	(7,083)
Change in trade and other receivables	(649)	228
Change in inventories	(125)	(70)
Change in other assets	0	(2,586)
Change in trade, other payables, provisions and contract liabilities	(11,757)	(9,484)
Cash used in operating activities	(31,750)	(18,995)
Interest received	276	188
Paid interest	(64)	(134)
Net cash used in operating activities	(31,538)	(18,941)

Cash flow from investing activities
Purchase of intangible assets	(2)	(142)
Purchase of leasehold improvements and equipment	(174)	(755)
Cash paid for investments in financial assets	(8,101)	(35,262)
Cash received from maturity of financial assets	9,088	25,748
Net cash used for investing activities	811	(10,411)

Cash flow from financing activities
Proceeds from issue of common shares	21,785	13
Transaction costs related to issue of common shares	(754)	0
Proceeds from borrowings	0	562
Repayment of lease liabilities	(257)	(206)
Repayment of borrowings	(1,128)	(1,649)
Cash flow from financing activities	19,646	(1,280)

Exchange-rate related changes of cash and cash equivalents	431	(210)
Net changes to cash and cash equivalents	(11,081)	(30,632)
Cash and cash equivalents at the beginning of the period	95,234	94,829
Cash and cash equivalents at the end of the period	84,584	63,987

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2019	624	239,055	2,594	(202,144)	40,129

Exercise of share based payment awards		13			13
Equity-settled share based payment awards		1,167			1,167
Loss for the period				(8,488)	(8,488)
Other comprehensive income			24		24

Balance as of June 30, 2019	624	240,235	2,618	(210,632)	32,845

Balance as of January 1, 2020	762	270,451	1,962	(234,508)	38,667

Issue of common shares	83	20,859			20,942
Equity-settled share based payment awards		1,410			1,410
Loss for the period				(20,527)	(20,527)
Other comprehensive income			10		10

Balance as of June 30, 2020	845	292,720	1,972	(255,035)	40,502